200 Berkeley Street

Boston, Massachusetts 02116

(617) 572-0070

Email: mramirez@jhancock.com

Michael A Ramirez

AVP & Senior Counsel

April 4, 2023

VIA EDGAR

Mr. Sonny Oh

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Protection Variable Universal Life 2017 policy funded by John Hancock Life Insurance Company of New York Separate Account B (File No. 811-8329)

Request for Withdrawal of the Initial Registration Statement on Form N-6, Accession No. 0001193125-17-327052 (Filed October 31, 2017)

Dear Mr. Oh:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), John Hancock Life Insurance Company of New York (the “Company”), and Separate Account B of New York (the “Registrant”), hereby respectfully request withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form N-6 (File No. 333-221236), together with all exhibits thereto, initially filed with the Commission on October 31, 2017 (the “Registration Statement”).

In making this request, the Registrant and the Company confirm that no securities have been or will be distributed, issued, or sold pursuant to the Initial Registration Statement. Accordingly, the Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof or at the earliest practicable date hereafter.

Please note that this request for withdrawal is not meant to extend to the registration status of John Hancock Life Insurance Company of New York Separate Account B, which is the funding vehicle for other variable universal life contracts.

Your assistance in this matter is greatly appreciated. Should you have any questions about the included filing, please contact me at 617-572-0070 or at the email listed above.

Sincerely,

/s/ Michael A. Ramirez